Mana Behbin

+1.202.373.6599

Mana.Behbin@morganlewis.com

VIA EDGAR

January 27, 2020

Raymond Be, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ActiveShares® ETF Trust

File Nos. 333-234497 and 811-23487

Dear Mr. Be:

This letter responds to comments we received from the Staff of the U.S. Securities and Exchange Commission (the “SEC”) by telephone on January 16, 2020. These comments relate to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Registration Statement”) that was filed with the SEC on December 23, 2019 on behalf of ActiveShares® ETF Trust (the “Registrant”) for the purpose of registering shares of the ClearBridge Focus Value ETF (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto. The Registrant’s responses will be reflected, as applicable, in Pre-Effective Amendment No. 2 to the Registration Statement to be filed by the Registrant separately. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

General

1.

Comment. Throughout the registration statement in appropriate places clearly state that the Fund is relying on the Precidian exemptive order (the “Order”), and is limited in what it can invest in by the Order and the related exemptive application (the “Application”).

Response. The disclosure has been revised in response to the Staff’s comment.

Prospectus

2.

Comment. In the “Principal investment strategies” section of the Prospectus, please delete the phrase “other investments with similar economic characteristics” and enumerate instead the types of instruments that such other investments are comprised of.

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January 27, 2020

Response. The disclosure has been revised as follows in response to the Staff’s comment:

Under normal circumstances, the fund will invest at least 80% of its net assets in equity securities, or other exchange-traded investments with similar economic characteristics in which it is permitted to invest, of companies with large market capitalizations.

3.	Comment. In light of the conditions in the Order, please delete reference to “plus borrowings for investment purposes” in the “Principal investment strategies” section.

Response. The references to “plus borrowings for investment purposes” have been removed in response to the Staff’s comment.

4.	Comment. In “Principal risks”, please delete the sentence stating that “The descriptions appear in alphabetical order, not in order of importance.”

Response. The referenced sentence has been deleted in response to the Staff’s comment.

5.

Comment. In “Principal risks – Market trading risk – Secondary market trading risk” you state that “Shares of the fund may trade in the secondary market at times when the fund does not accept orders to purchase or redeem shares.” Please explain supplementally how trading could continue on the exchange at times when the fund does not accept orders to purchase or redeem shares.

Response. The disclosure has been removed in response to the Staff’s comment.

6.

Comment. Please revise the disclosure in “Shareholder information – Share prices are reported in dollars and cents per share” to reflect what actions the board will take in circumstances where there are large premiums and discounts.

Response. The disclosure has been revised as follows in response to the Staff’s comment:

Should there be extended periods during which shares trade at a significant premium or discount to NAV or of unusually wide bid/ask spreads, the Board will consider the continuing viability of the fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, as applicable.

Statement of Additional Information

7.

Comment. Please revise the SAI to reflect that the fund can only invest in investments permitted by the Order and describe those investments specifically. Please remove references to any securities that are not investments permitted by the order (e.g., derivatives).

Response. The Registrant respectfully notes that disclosure with respect to the Fund’s reliance on the Order and the limitations on its permitted investments set forth therein are already included under “Investment Practices and Risk Factors”. In response to the Staff’s comment, the disclosure has been moved under “Investment Policies” so that it may be more prominent. References to any investment not permitted by the Order have been removed in response to the Staff’s comment.

8.

Comment. Please explain the meaning of the policy set forth in “Investment Policies – Fundamental Investment Policies” that the Fund may not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments within the context of permissible investments discussed on page 8 of the Application.

January 27, 2020

Response. The Fund may, as permitted by the Order, invest in various exchange traded securities or instruments, including ETFs, exchange traded notes, exchange traded equity securities and exchange traded real estate trusts. The Registrant respectfully submits that the Fund may, within the confines of the Order, invest in real estate to the extent that any such permitted exchange traded securities or instruments (a) are secured by real estate or interests therein, (b) represent interests in real estate, or (c) are securities or instruments of issuers that invest, deal or otherwise engage in transactions in real estate or interests therein.

9.

Comment. Please explain the meaning of the policy set forth in “Investment Policies – Fundamental Investment Policies” relating to the Fund’s investments in commodities within the context of permissible investments discussed on page 8 of the Application.

Response. The Fund may, as permitted by the Order, invest in exchange traded commodity pools, exchange traded metals trusts and exchange traded futures. The Registrant respectfully submits that the reference in the policy to “contracts related to commodities” is meant to capture such permitted exchange traded instruments.

10.

Comment. Please revise the paragraph under “Investment Policies – Fundamental Investment Policies” in which the Fund’s policy relating to borrowing money is discussed, to remove references to investment in reverse repurchase agreements and disclosure relating to the Fund’s ability to borrow for investment purposes in light of the permissible investments discussed on page 8 of the Application, or discuss how such investment and borrowing are relevant to the Fund in light of the Application. Please also delete the word “currently” in the sentence which discusses the Fund’s intention to borrow money for leverage.

Response. The Registrant respectfully submits that the Fund’s policy on borrowing money expressly states that the Fund “may not borrow money for investment purposes” and “may not borrow money for any other purposes, except as permitted by the 1940 Act or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or exemptive or other relief or permission from the SEC, SEC staff or other authority. “The paragraph in which the Fund’s policy relating to borrowing money is discussed is merely intended to inform investors about the parameters of the 1940 Act and SEC authority, and not to broaden the Fund’s ability to borrow money. For clarity, the disclosure has been revised to refer to a generic fund, instead of using the defined term “Fund”.

11.

Comment. Please explain supplementally how “instruments (like mortgages) that are secured by real estate or interests therein” conform with the permissible investments on page 8 of the Application or please delete the reference to such instruments in the paragraph under “Investment Policies – Fundamental Investment Policies” in which the Fund’s policy with respect to investments in real estate is discussed.

Response. The reference to “like mortgages” has been removed and the disclosure revised for clarity in response to the Staff’s comment.

12.

Comment. Please explain supplementally how the statement that the Fund’s policy with respect to investments in commodities “will be interpreted not to prevent the fund from engaging in transactions involving foreign currency, futures contracts and options, forward

January 27, 2020

contracts, swaps, caps, floors, collars, securities purchased or sold on a forward-commitment or delayed-delivery basis or other similar financial instruments, or investing in securities or other instruments that are secured by physical commodities” conforms with the permissible investments on page 8 of the Application or please delete such reference.

Response. The disclosure has been revised as follows to limit the investments listed to those permitted by the Order (including exchange-traded currency trusts, exchange-traded commodity pools, exchange-traded metals trusts and exchange-traded futures) in response to the Staff’s comment:

The policy in (6) above will be interpreted not to prevent the fund from engaging in transactions involving foreign currency, futures contracts, securities purchased or sold on a forward-commitment or delayed-delivery basis or other similar financial instruments to the extent permitted by the Order.

13.

Comment. Please explain supplementally whether the circumstances described in the following disclosure under “Disclosure of Portfolio Holdings – Release of Limited Portfolio Holdings Information” would permit disclosure of a portion of a portfolio to an Authorized Participant:

The policy also permits the release to investors, potential investors, third parties and Legg Mason personnel that are not fund-affiliated personnel of limited portfolio holdings information in other circumstances, including:

•	A trade in process may be discussed only with counterparties, potential counterparties and others involved in the transaction (i.e., brokers and custodians).

Response. The disclosure has been revised in response to the Staff’s comment and to reflect the updated policies and procedures adopted by the Board.

14.

Comment. Under “Disclosure of Portfolio Holdings – Limitations of Policy” you state that “the Manager or the Subadviser may manage accounts other than the Fund that have investment objectives and strategies similar to those of the Fund. Because these accounts, including the Fund, may be similarly managed, portfolio holdings may be similar across the accounts. In that case, an investor in another account managed by the Manager or the Subadviser may be able to infer the portfolio holdings of the Fund from the portfolio holdings in that investor’s account.” Please confirm that this representation is applicable to the proposed fund, and if so, discuss supplementally how it aligns with the fund’s overall investment objectives and purpose.

Response. The disclosure has been removed in response to the Staff’s comment.

Part C: Other Information

Signatures

15.	Comment. Please specify who is signing the Registration Statement as the Principal Accounting Officer or Comptroller.

Response. The Registrant confirms that Christopher Berarducci is signing the Registration Statement in his capacity as Principal Accounting Officer and as Principal Financial Officer of the Registrant.

January 27, 2020

*****

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6599.

Sincerely yours,

/s/ Mana Behbin
Mana Behbin

cc:	Harris Goldblat

W. John McGuire